Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator

United Natural Foods, Inc. Retirement Plan:

We consent to the incorporation by reference in the Registration Statement (No. 333-161884) on Form S-8 of United Natural Foods, Inc. of our report dated June 28, 2012 relating to the statements of net assets available for benefits of the United Natural Foods, Inc. Retirement Plan as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011, and the related supplemental schedule of Schedule H, line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2011, which report appears in the December 31, 2011 Annual Report on Form 11-K of the United Natural Foods, Inc. Retirement Plan.

/s/ KPMG LLP

Providence, Rhode Island
June 28, 2012